Filed Pursuant to Rule 433 Registration No. 333-202524 November 11, 2016 FREE WRITING PROSPECTUS (To Prospectus dated March 5, 2015 and Prospectus Supplement dated March 5, 2015)

Structured Investments	HSBC USA Inc. $ Phoenix Quarterly Review Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar due November 20, 2017 (the “Notes”)

General

•	Terms used in this free writing prospectus are described or defined herein and in the accompanying prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying prospectus supplement and prospectus. The Notes do not guarantee any return of principal, and you may lose up to 100% of your Principal Amount.
•	This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Currency described below.
•	Although the offering relates to a Reference Currency, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Currency or as to the suitability of an investment in the Notes.
•	Senior unsecured debt obligations of HSBC USA Inc. maturing November 20, 2017.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	Any payments on the Notes are subject to the Issuer’s credit risk.
•	If the terms of the Notes set forth below are inconsistent with those described in the accompanying prospectus supplement and prospectus, the terms set forth below will supersede.

Key Terms

Issuer:	HSBC USA Inc.
Reference Currency:	The Brazilian real relative to the U.S. dollar (“USDBRL”)
Principal Amount:	$1,000 per Note.
Trade Date:	November 11, 2016
Pricing Date:	November 11, 2016
Original Issue Date:	November 18, 2016
Final Valuation Date:	November 15, 2017, subject to postponement as described below.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be November 20, 2017. The Maturity Date is subject to postponement as described below.
Automatic Call Feature:	The Notes will be automatically called if the Reference Return on any Observation Date is greater than or equal to zero (the Spot Rate of the Reference Currency on any Observation Date is equal to or less than the Initial Spot Rate). If the Notes are called, HSBC will pay you on the applicable Coupon Payment Date (which will also be the “Call Settlement Date”) a cash payment per Note equal to your Principal Amount plus the Contingent Coupon otherwise due on that date due to the Contingent Coupon feature. No further amounts will be owed to you under the Notes.
Observation Dates:	February 15, 2017, May 17, 2017, August 16, 2017 and November 15, 2017 (the Final Valuation Date), subject to postponement as described below.
Coupon Payment Dates:	With respect to each Observation Date, three business days following the applicable Observation Date. The final Contingent Coupon, if payable, will be paid on the Maturity Date. The Coupon Payment Dates are subject to postponement as described below.
Contingent Coupon Rate:	8.35% per annum (or 2.0875% per quarter).
Contingent Coupon:	If the Reference Return on any Observation Date is greater than or equal to -40% (the Spot Rate of the Reference Currency on any Observation Date is equal to or less than the Coupon Barrier), HSBC will pay you the Contingent Coupon.
If the Reference Return on any Observation Date is less than -40% (the Spot Rate of the Reference Currency on any Observation Date is greater than the Coupon Barrier), the Contingent Coupon applicable to such date will not be payable and HSBC will not make any payment to you on the relevant Coupon Payment Date.
The Contingent Coupon, if payable, will be a fixed amount equal to the Principal Amount multiplied by the Contingent Coupon Rate. The table below sets forth each of the expected Observation Dates, Coupon Payment Dates and the hypothetical Contingent Coupons.
Contingent Coupon
	Expected Observation Dates*	Expected Coupon Payment Dates	Hypothetical Contingent Coupons (per Note)
	February 15, 2017	February 20, 2017	$20.875
	May 17, 2017	May 22, 2017	$20.875
	August 16, 2017	August 21, 2017	$20.875
	November 15, 2017 (the Final Valuation Date)	November 20, 2017 (the Maturity Date)	$20.875
*Each Observation Date and Coupon Payment Date is subject to postponement as described below.
Payment at Maturity:	If the Notes are not called, you will receive a payment on the Maturity Date calculated as follows:
If the Reference Return on the Final Valuation Date (the “Final Reference Return”) is greater than or equal to -40% (the Final Spot Rate is equal to or less than the Trigger Rate (which is equal to the Coupon Barrier)), HSBC will pay you a cash payment on the Maturity Date equal to $1,000 per $1,000 Principal Amount of Notes, plus the Contingent Coupon otherwise due on the Maturity Date.
If the Final Reference Return is less than -40% (the Final Spot Rate is greater than the Trigger Rate), HSBC will pay you a cash payment on the Maturity Date equal to:
$1,000 × (1 + Final Reference Return).
In this case, you will have a loss of principal that is proportionate to the increase in the Final Spot Rate from the Initial Spot Rate and you will lose some or all of your Principal Amount. In no event will the Payment at Maturity be less than zero.
Reference Return:	Initial Spot Rate – Spot Rate on the Relevant Observation Date
Initial Spot Rate
Trigger Rate:	140% of the Initial Spot Rate.
Coupon Barrier:	140% of the Initial Spot Rate.
Initial Spot Rate:	The Brazilian Real relative to the U.S. dollar, as determined by the Calculation Agent on the Pricing Date.
Final Spot Rate:	The Spot Rate of the Reference Currency on the Final Valuation Date, as determined by the Calculation Agent in its sole discretion.
Calculation Agent:	HSBC USA Inc. or one of its affiliates
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See “Selected Risk Considerations — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”
CUSIP/ISIN:	40433UZW9/US40433UZW97
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to “Selected Risk Considerations” beginning on page 6 of this document and “Risk Factors” beginning on page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agents. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this free writing prospectus.

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $965 and $990 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” above and “Selected Risk Considerations” beginning on page 6 of this document for additional information.

	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$	$	$

(1) Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan

Placement Agent

November 11, 2016

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Reference Currency. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Currency. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Reference Currency, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Currency or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015 and the prospectus supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page 6 of this free writing prospectus and “Risk Factors” beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

•	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

•	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

Summary

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations, as well as an illustrative diagram and table reflecting hypothetical returns on the Notes. These charts should be reviewed together with the other information contained in this free writing prospectus as well as in the accompanying prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment on the Notes upon a call or at maturity per $1,000 in Principal Amount to $1,000. The hypothetical total returns set forth below assume an Initial Spot Rate of 3.0000 and the Contingent Coupon of $20.875 per Note for each applicable Coupon Payment Date. The hypothetical total returns set forth below are for illustrative purposes only, and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Selected Purchase Considerations

•	CONTINGENT COUPON PAYMENT— HSBC will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Reference Return on any Observation Date is greater than or equal to -40% (the Spot Rate of the Reference Currency on any Observation Date is equal to or less than the Coupon Barrier). Otherwise, no coupon will be paid on that Coupon Payment Date. For information regarding the record dates applicable to any Contingent Coupons payable on the Notes, please see the section entitled “Description of Notes—Recipients of Interest Payments” beginning on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate is 8.35% per annum (or 2.0875% per quarter).

•	AUTOMATIC CALL FEATURE — The Notes will be automatically called if the Reference Return on any Observation Date is greater than or equal to zero (the Spot Rate on any Observation Date is at or below the Initial Spot Rate, such that the value of the Reference Currency has increased as compared to the U.S. dollar). If the Notes are automatically called, you will receive, on the applicable Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus the Contingent Coupon.

•	EXPOSURE TO THE BRAZILIAN REAL RELATIVE TO THE U.S. DOLLAR — The return on the Notes is linked to the performance of the Brazilian real relative to the U.S. dollar. If the Brazilian real decreases in value as compared to the U.S. dollar, you may lose all or a portion of the Principal Amount.

Investor Suitability

The Notes may be suitable for you if:

▪     You believe that the Reference Return will not be less than -40% on most or all of the Observation Dates, and if not, the Final Reference Return will be greater than or equal to -40%.

▪     You seek a quarterly Contingent Coupon based on the performance of the Reference Currency, that will be paid at the Contingent Coupon Rate if the Reference Return is greater than or equal to -40% on the applicable Observation Date.

▪     You are willing to accept that the return on the Notes will be limited to the Contingent Coupons, if any, and do not seek an investment that provides an opportunity to participate in the positive performance of the Reference Currency.

▪     You are willing to make an investment that is exposed to potential full downside performance of the Reference Currency on a 1-to-1 basis if the Notes are not called and the Final Reference Return is less than -40%.

▪     You are willing to hold the Notes that will be automatically called on any Observation Dates on which the Reference Return is greater than or equal to zero, or you are otherwise willing to hold the Notes to maturity.

▪     You do not seek an investment for which there will be an active secondary market.

▪     You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▪     You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▪     You believe that the Reference Return will be less than -40% on most or all of the Observation Dates, and the Final Reference Return will be less than -40%.

▪     You believe that the Contingent Coupons, if any, will not provide you with your desired return.

▪     You are unwilling to accept that the return on the Notes will be limited to the Contingent Coupons, if any, or you seek an investment that provides an opportunity to participate in the positive performance of the Reference Currency.

▪     You are unwilling to make an investment that is exposed to potential full downside performance of the Reference Currency on a 1-to-1 basis if the Notes are not called and the Final Reference Return is less than -40%.

▪     You are unable or unwilling to hold the Notes that will be automatically called on any Observation Date on which the Reference Return is greater than or equal to zero, or you are otherwise unable or unwilling to hold the Notes to maturity.

▪     You prefer to receive guaranteed periodic interest payments on the Notes.

▪     You seek an investment for which there will be an active secondary market.

▪     You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▪     You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Currency. These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement.

•	SUITABILITY OF THE NOTES FOR INVESTMENT — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The Notes do not guarantee any return of principal. The return on the Notes is linked to the performance of the Reference Currency, and will depend on whether the Reference Return on any Observation Date is greater than or equal to -40% (the Spot Rate of the Reference Currency on any Observation Date is equal to or less than the Coupon Barrier or the Trigger Rate). If the Notes are not called, HSBC will only pay you the Principal Amount of your Notes (plus the final Contingent Coupon) if the Final Reference Return is greater than or equal to -40% and will only make such payment at maturity. If the Notes are not called and the Final Reference Return is less than -40%, you will lose some or all of your Principal Amount in an amount proportionate to the negative performance of the Reference Currency.

•	You May Not Receive any Contingent Coupons — Contingent quarterly payments are not, and should not be viewed as, periodic interest payments. HSBC will not necessarily make periodic coupon payments on the Notes. If the Reference Return on any Observation Date is less than -40% (the Spot Rate of the Reference Currency on an Observation Date is greater than the Coupon Barrier), HSBC will not pay you the Contingent Coupon applicable to such Observation Date. If the Reference Return on each of the Observation Dates is less than -40%, HSBC will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes.

•	REINVESTMENT RISK — If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the maturity date. No portion of the fees and commissions described on the cover page will be repaid if the Notes are automatically called.

•	YOUR RETURN ON THE NOTES IS LIMITED TO THE CONTINGENT COUPONS, IF ANY, REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE CURRENCY — If the Notes are not automatically called, for each $1,000 in Principal Amount, you will receive $1,000 at maturity plus the Contingent Coupon if the Final Reference Return is equal to or greater than -40%, regardless of any appreciation in the value of the Reference Currency, which may be significant. Additionally, if the Notes are automatically called, you will not receive any Contingent Coupon payments for periods after which the Notes are called. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Currency during the term of the Notes.

•	THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE PERFORMANCE OF THE REFERENCE CURRENCY AT ANY TIME OTHER THAN ON THE OBSERVATION DATES — The payments on the Notes will be based on the Spot Rates of the Reference Currency on the Observation Dates, subject to postponement for non-business days and certain market disruption events. Even if the Spot Rate of the Reference Currency is less than or equal to the Coupon Barrier during the term of the Notes other than on an Observation Date but then increases on that Observation Date to a value that is greater than the Coupon Barrier, the Contingent Coupon will not be payable for that Observation Date. Similarly, if the Notes are not called, even if the Spot Rate of the Reference Currency is less than or equal to the Trigger Rate during the term of the Notes other than on the Final Valuation Date but then increases on the Final Valuation Date to a value that is greater than the Trigger Rate, the Payment at Maturity will be less, and possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Currency prior to such increase. Although the actual Spot Rates of the Reference Currency on the Maturity Date or at other times during the term of the Notes may be less than the Spot Rates on the Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Spot Rates of the Reference Currency on the applicable Observation Dates.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC. — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

•	HIGHER CONTINGENT COUPON RATES OR TRIGGER RATES ARE GENERALLY ASSOCIATED WITH REFERENCE CURRENCIES WITH GREATER EXPECTED VOLATILITY AND THEREFORE CAN INDICATE A GREATER RISK OF LOSS — "Volatility" refers to the frequency and magnitude of changes in the value of the Reference Currency. The greater the expected volatility with respect to the Reference Currency on the Pricing Date, the higher the expectation as of the Pricing Date that the Spot Rate of the Reference Currency could be above its Trigger Rate on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher coupon payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a higher Trigger Rate or a higher Contingent Coupon Rate) than for similar securities linked to the performance of the Reference Currency with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively higher Trigger Rate may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Reference Currency can change significantly over the term of the Notes. The value of the Reference Currency relative to the U.S. dollar could fall sharply, which would result in a higher Spot Rate and a significant loss of principal. You should be willing to accept the downside market risk of the Reference Currency and the potential to lose some or all of your principal at maturity.

•	THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, WILL BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY — The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

•	THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC — The price to public takes into account certain costs. These costs will include our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Currency and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

•	IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

•	INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE REFERENCE CURRENCY — You may receive a lower return than you would have received if you had invested directly in the Reference Currency. The Reference Return is dependent solely on the formula set forth above and not on any other formula that could be used for calculating currency performances. As such, the Reference Return may be materially different from the return on a direct investment in the Reference Currency.

•	CURRENCY MARKETS MAY BE VOLATILE — Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the value of the Reference Currency on the Observation Dates, and therefore, the value of your Notes.

•	LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Reference Currency and, consequently, the value of the Notes.

•	IF THE LIQUIDITY OF THE REFERENCE CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on an Observation Date would likely have an adverse effect on the Spot Rate of the Reference Currency on that Observation Date, and therefore, on the return of your Notes. Limited liquidity relating to the Reference Currency on an Observation Date may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Reference Return on that Observation Date using its normal means. The resulting discretion by the Calculation Agent in determining the Reference Return could, in turn, result in potential conflicts of interest.

•	WE HAVE NO CONTROL OVER THE EXCHANGE RATE BETWEEN THE REFERENCE CURRENCY AND THE U.S. DOLLAR — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time, governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the Notes which are affected by the exchange rate between the Reference Currency and the U.S. dollar.

•	THE NOTES ARE EXPOSED TO A SINGLE EMERGING MARKET CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK — An investment in the Notes is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the Brazilian real, relative to the U.S. dollar. As an emerging market currency, the Brazilian real is subject to an increased risk of significant fluctuations in value. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the Notes.

•	THE NOTES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Reference Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Reference Currency, and, consequently, the return on the Notes.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the Notes. The relative values of the U.S. dollar and the

Reference Currency are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

▪	existing and expected rates of inflation;

▪	existing and expected interest rate levels;

▪	the balance of payments in the United States and Brazil between each country and its major trading partners; and

▪	the extent of governmental surplus or deficit in the United States and Brazil.

Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by the United States, Brazil, and those of other countries important to international trade and finance.

•	Potentially Inconsistent Research, Opinions or Recommendations by HSBC and JPMorgan — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the exchange rate between the Reference Currency and the U.S. dollar, and therefore, the market value of the Notes.

•	POTENTIAL CONFLICTS — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. Although the Calculation Agent will make all determinations and take all actions in relation to the Notes in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the Reference Currency and the value of your Notes.

•	THE NOTES LACK LIQUIDITY — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

•	The Notes are Not Insured OR GUARANTEED by any Governmental Agency of the United States or any Other Jurisdiction — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

•	HISTORICAL PERFORMANCE OF THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES — It is impossible to predict whether the Spot Rate for the Reference Currency will rise or fall. The Reference Currency will be influenced by complex and interrelated political, economic, financial and other factors.

•	MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or payments on the Notes in the ordinary manner, the Calculation Agent will determine the Reference Return in good faith and in a commercially reasonable manner, and it is possible that the Observation Dates and the relevant payment days will be postponed, which may adversely affect the return on your Notes. For example, if the source for an exchange rate is not available on an Observation Date, the Calculation Agent may determine the exchange rate for such date, and such determination may adversely affect the return on your Notes.

•	UNCERTAIN TAX TREATMENT — For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

In 2007, the IRS released a revenue ruling holding that a financial instrument with some arguable similarity to the Notes is properly treated as a debt instrument denominated in a foreign currency. The Notes are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the Notes for U.S. holders, possibly with retroactive effect.

In Notice 2008-2, the Internal Revenue Service (“IRS”) and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the value of the Reference Currency on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

▪	the actual and expected exchange rates and volatility of the exchange rates between the Reference Currency and the U.S. dollar;

▪	the time to maturity of the Notes;

▪	interest and yield rates in the market generally and in the markets of the Reference Currency and the U.S. dollar;

▪	a variety of economic, financial, political, regulatory or judicial events; and

▪	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Currency relative to its Initial Spot Rate. We cannot predict the Final Spot Rate or the Spot Rate of the Reference Currency on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Reference Currency. The following scenario analysis and examples illustrate the Payment at Maturity per $1,000.00 Note on a hypothetical offering of the Notes, based on the following assumptions (the actual Initial Spot Rate, Coupon Barrier and Trigger Rate for the Notes will be determined on the Pricing Date):

Hypothetical Initial Spot Rate:	3.0000
Contingent Coupon Rate:	8.35% per annum (or 2.0875% per quarter).
Contingent Coupon:	$20.875 per Note for each applicable Coupon Payment Date
Observation Dates:	Quarterly
Hypothetical Coupon Barrier:	4.20 (which is equal to 140% of the Hypothetical Initial Spot Rate)
Hypothetical Trigger Rate:	4.20 (which is equal to 140% of the Hypothetical Initial Spot Rate)

Example 1 — The Notes are called on the first Observation Date

Date	Spot Rate	Payment (per Note)
First Observation Date	3.0000 (at or below Initial Spot Rate)	$1,020.875 (Payment at Redemption)
Total Payment: $1,020.875 (2.0875% return)

Since the Notes are called on the first Observation Date, HSBC will pay you on the applicable Call Settlement Date a total of $1,020.875 per Note, reflecting your Principal Amount plus the Contingent Coupon of $20.875. The total return on the Notes would be 2.0875%. No further amount will be owed to you under the Notes.

Example 2 — The Notes are NOT called on any of the Observation Dates and the Final Reference Return is greater than or equal to -40% (the Final Spot Rate of the Reference Currency is less than or equal to the Trigger Rate)

Dates	Spot Rate/Final Spot Rate	Payment (per Note)
First Observation Date	3.5000 (at or below Coupon Barrier; above Initial Spot Rate)	$20.875 (Contingent Coupon)
Second Observation Date	3.7000 (at or below Coupon Barrier; above Initial Spot Rate)	$20.875 (Contingent Coupon)
Third Observation Date	3.8000 (at or below Coupon Barrier; above Initial Spot Rate)	$20.875 (Contingent Coupon)
Final Valuation Date	3.9000 (at or below Coupon Barrier and Trigger Rate; above Initial Spot Rate)	$1,020.875 (Payment at Maturity)
Total Payment: $1,083.50 (8.35% return)

Since the Notes are not called and the Final Spot Rate of the Reference Currency is below the Trigger Rate, HSBC will pay you a total of $1,020.875 at maturity per Note, reflecting your Principal Amount plus the Contingent Coupon of $20.875. When added to the Contingent Coupon payments of $20.875 received in respect of each of the first three Observation Dates, HSBC will have paid you a total of $1,083.50 per Note. The total return on the Notes would be 8.35%.

Example 3 — The Notes are NOT called on any of the Observation Dates and the Final Reference Return is less than -40% (the Final Spot Rate of the Reference Currency is greater than the Trigger Rate)

Dates	Spot Rate/Final Spot Rate	Payment (per Note)
First Observation Date	3.5000 (at or below Coupon Barrier; above Initial Spot Rate)	$20.875 (Contingent Coupon)
Second Observation Date	4.3000 (above Coupon Barrier)	$0
Third Observation Date	4.4000 (above Coupon Barrier)	$0
Final Valuation Date	4.5000 (above Coupon Barrier and Trigger Rate)	$1,000 × (1 + Reference Return) =
		$1,000 × (1 + -50.00%) =
		$1,000 - $500.00 =
		$500.00 (Payment at Maturity)
	Total Payment $520.875 (-47.9125% return)

Since the Notes are not called and the Final Reference Return is less than -40%, HSBC will pay you a total of $500.00 at maturity per Note. When added to the Contingent Coupon payment of $20.875 received in respect of one of the first three Observation Dates, HSBC will have paid you $520.875 per Note. The total loss on the Notes would be 47.9125%.

Historical Performance of the Reference Currency

The following graph sets forth the historical performance of the USDBRL based on exchange rates of the Brazilian real relative to the U.S. dollar from January 1, 2008 through November 11, 2016. We obtained the exchange rates below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Reference Return.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rate on any Observation Date. We cannot give you assurance that the performance of the Reference Currency will result in the return of any of your Principal Amount. The exchange rates in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of the Reference Currency performance using the Spot Rates of the Reference Currency that would be derived from the applicable Reuters page that will be used to calculate the Reference Return.

Historical Performance of the Brazilian Real

(Expressed as the Number of Brazilian Reals per One U.S. Dollar)

Source: Bloomberg Professional® service

Spot Rate

The Spot Rate for the Brazilian real relative to the U.S. dollar (the “USDBRL”) on each date of calculation will be the U.S. dollar/Brazilian real exchange rate, expressed as the amount of Brazilian reals per one U.S. dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Cotabilidade” or Rates for Accounting Purposes) at approximately 12:30 p.m., New York time, which appears on Reuters page “BRL PTAX”, or any successor page. The Spot Rate shall be calculated to the fourth decimal place. When the Brazilian real increases in value against the value of the U.S. dollar, the Spot Rate will decrease; conversely, when the Brazilian real decreases in value against the value of the U.S. dollar, the Spot Rate will increase.

Unavailability of the Spot Rate; Market Disruption Events

If the Spot Rate is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner, or the relevant Observation Date may be postponed by the Calculation Agent.

In addition to the foregoing, the Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from valuing the Reference Currency in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Brazilian real or the U.S. dollar. If the Calculation Agent, in its sole discretion, determines that any of these events has occurred or is occurring on a scheduled Observation Date, the Calculation Agent may determine the Spot Rate for that Observation Date in good faith and in a commercially reasonable manner on such date, or, in the discretion of the Calculation Agent, may determine to postpone that Observation Date and the relevant payment date for up to five scheduled business days, each of which may adversely affect the return on your Notes. If an Observation Date has been postponed for five consecutive scheduled business days and a market disruption event continues on the fifth scheduled business day, then that fifth scheduled business day will nevertheless be the Observation Date and the Calculation Agent will determine the Spot Rate of the Reference Currency for that Observation Date using the formula for and method of determining such Spot Rate which applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner) on such date. If any Observation Date is so postponed, any applicable payment due under the Notes will be postponed by the same number of business days.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in “Key Terms” in this free writing prospectus. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Reference Return (including the Final Spot Rate). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

Additional Terms of the Notes

Business Day

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

If a scheduled Coupon Payment Date or the Maturity Date is not a business day, the amounts payable on the Notes will be paid on the next following business day and no interest will be paid in respect of such postponement.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a “business day” but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Tax Considerations

You should carefully consider, among other things, the matters set forth in the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, the Notes should be treated as contingent income-bearing pre-paid executory contracts with respect to the Reference Currency. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes in accordance with this approach. Assuming this characterization is respected, upon maturity or an earlier sale, exchange, or call of a Note, you should recognize gain or loss equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note, which should equal the amount you paid to acquire the Note. Your gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss for U.S. federal income tax purposes, unless an election under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) is available and made to treat such gain or loss as capital gain or loss (“Section 988 election”). The Section 988 election is generally available for a forward contract, a futures contract, or option on foreign currencies as described in Section 988 of the Code. Although not clear, a U.S. holder (as defined in the accompanying prospectus supplement) may be entitled to make a Section 988 election with respect to the Notes. If a Section 988 election is available in respect of the Notes, in order for the election to be valid, a U.S. holder must: (A) make the Section 988 election by clearly identifying the investment in the Notes on its books and records on the date the holder acquires the Notes as being subject to the Section 988 election (although no specific language or account is necessary for identifying a transaction on the holder’s books and records, the method of identification must be consistently applied and must clearly identify the pertinent transaction as subject to the Section 988 election); and (B) verify the election by attaching a statement to the holder’s income tax return, which must include (i) a description and the date of the Section 988 election, (ii) a statement that the Section 988 election was made before the close of the date that the Notes were acquired, (iii) a description of the Notes and the maturity date of the Notes or, alternatively, the date on which the Notes were sold or exchanged, (iv) a statement that the Notes were never part of a “straddle” as defined in Section 1092 of the Code, and (v) a statement that all transactions subject to the Section 988 election are included on the statement attached to the holder’s income tax return. If a Section 988 election is available and validly made in respect of the Notes, gain or loss recognized upon the sale or exchange of the Notes should be treated as capital gain or loss. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. Prospective investors should consult their tax advisors regarding the availability, applicable procedures and requirements, and consequences of making a Section 988 election in respect of the Notes.

In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date or upon automatic call, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes could be treated either as ”foreign currency contracts” within the meaning of Section 1256 of the Code or as Notes that are “contingent payment debt instruments” as discussed in the section entitled “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

In 2007, the IRS released a revenue ruling holding that a financial instrument with some arguable similarity to the Notes is properly treated as a debt instrument denominated in a foreign currency. The Notes are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the Notes for U.S. holders, possibly with retroactive effect.

In addition, if you are a non-U.S. holder (as defined in the accompanying prospectus supplement), because the U.S. federal income tax treatment of the Contingent Coupons (including the applicability of withholding) is unclear, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

In Notice 2008-2, the Internal Revenue Service (“IRS”) and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

The IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $10 per $1,000 Principal Amount. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the notes on or about the Original Issue Date, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-59 in the prospectus supplement.

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